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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

XCEL ENERGY SERVICES INC.
 (Exact Name of Reporting Company)

A Subsidiary SERVICE COMPANY
("Mutual" or "Subsidiary")

Date of Incorporation  April 2, 1997

State or Sovereign Power under which Incorporated or Organized:  Delaware

Location of Principal Executive Offices of Reporting Company:  Minneapolis, MN

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Teresa S. Madden (Name)	Vice President and Controller (Title)	800 Nicollet Mall Minneapolis, MN 55402 (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

XCEL ENERGY INC.

INSTRUCTIONS FOR USE OF FORM U-13-60

1.
Time of Filing.—Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.
Number of Copies.—Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.
Period Covered by Report.—The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.
Report Format.—Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.
Money Amounts Displayed.—All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6.
Deficits Displayed.—Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7.
Major Amendments or Corrections.—Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.
Definitions.—Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.
Organization Chart.—The service company shall submit with each annual report a copy of its current organization chart.

10.
Methods of Allocation.—The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.
Annual Statement of Compensation for Use of Capital Billed.—The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Organization Chart	28
Methods of Allocation	29-29b
Annual Statement of Compensation for Use of Capital Billed	30
Signature Clause	31

2a

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

SCHEDULE I—COMPARATIVE BALANCE SHEET
(thousands of dollars)

        Give balance sheet of the Company as of December 31 of the current and prior year.

			AS OF DECEMBER 31,
ACCOUNT
	ASSETS AND OTHER DEBITS		2004	2003
	SERVICE COMPANY PROPERTY
101	Service company property	(Schedule II)	$—	$—
107	Construction work in progress	(Schedule II)	—	—

	Total Property		—	—

108	Less accumulated provision for depreciation and amortization of service company property	(Schedule III)	—	—

	Net Service Company Property		—	—

	INVESTMENTS
123	Investments in associate companies	(Schedule IV)	—	—
124	Other investments	(Schedule IV)	4,099	3,707

	Total Investments		4,099	3,707

	CURRENT AND ACCRUED ASSETS
131	Cash		—	314
134	Special deposits		—	—
135	Working funds		5	15
136	Temporary cash investments	(Schedule IV)	—	—
141	Notes receivable		32,500	26,175
143	Accounts receivable		1,157	1,039
144	Accumulated provision for uncollectable accounts		—	—
146	Accounts receivable from associate companies	(Schedule V)	64,347	104,285
152	Fuel stock expenses undistributed	(Schedule VI)	—	—
154	Materials and supplies		—	—
163	Stores expense undistributed	(Schedule VII)	(39)	—
165	Prepayments		36,434	39,413
174	Miscellaneous current and accrued assets	(Schedule VIII)	—	—

	Total Current and Accrued Assets		134,404	171,241

	DEFERRED DEBITS
181	Unamortized debt expense			—
184	Clearing accounts		—	1
186	Miscellaneous deferred debits	(Schedule IX)	76,053	62,959
188	Research, development, or demonstration expenditures	(Schedule X)	—	—
190	Accumulated deferred income taxes		—	—

	Total Deferred Debits		76,053	62,960

	TOTAL ASSETS AND OTHER DEBITS		$214,556	$237,908

			AS OF DECEMBER 31,
ACCOUNT
	LIABILITIES AND PROPRIETARY CAPITAL		2004	2003
	PROPRIETARY CAPITAL
201	Common stock issued	(Schedule XI)	$—	$—
211	Miscellaneous paid-in-capital	(Schedule XI)	1	(38)
215	Appropriated retained earnings	(Schedule XI)	—	—
216	Unappropriated retained earnings	(Schedule XI)	—	—

	Total Proprietary Capital		1	(38)

	LONG-TERM DEBT
223	Advances from associate companies	(Schedule XII)	—	—
224	Other long-term debt	(Schedule XII)	—	—
225	Unamortized premium on long-term debt		—	—
226	Unamortized discount on long-term debt—debit		—	—

	Total Long-Term Debt		—	—

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable		—	—
232	Accounts payable		80,310	127,359
233	Notes payable to associate companies	(Schedule XIII)	55,800	46,275
234	Accounts payable to associate companies	(Schedule XIII)	—	—
236	Taxes accrued		20,288	11,040
237	Interest accrued		—	—
238	Dividends declared		—	—
241	Tax collections payable		324	2,494
242	Miscellaneous current and accrued liabilities	(Schedule XIII)	—	—

	Total Current and Accrued Liabilities		156,722	187,168

	DEFERRED CREDITS AND OTHER NON-CURRENT LIABILITIES
228	Accumulated provision for pension and benefits		17,564	14,032
253	Other deferred credits		34,786	25,239
255	Accumulated deferred investment tax credits		—	—

	Total Deferred Credits and Other Non-Current Liabilities		52,350	39,271

282	ACCUMULATED DEFERRED INCOME TAXES		5,483	11,507

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL		$214,556	$237,908

SCHEDULE II—SERVICE COMPANY PROPERTY
(thousands of dollars)

DESCRIPTION		BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES (1),(4)	BALANCE AT CLOSE OF YEAR
SERVICE COMPANY PROPERTY
Account
301	Organization	$—	$—	$—	$—	$—
303	Miscellaneous intangible plant	—	—	—	—	—
304	Land and land rights	—	—	—	—	—
305	Structures and improvements	—	—	—	—	—
306	Leasehold improvements	—	—	—	—	—
307	Equipment(2)	—	—	—	—	—
308	Office furniture and equipment	—	—	—	—	—
309	Automobiles, other vehicles and related garage equipment	—	—	—	—	—
310	Aircraft and airport equipment	—	—	—	—	—
311	Other service company property(3)	—	—	—	—	—

	SUB-TOTAL	—	—	—	—	—
107	Construction work in progress(4)			—		—

	TOTAL	$—	$—	$—	$—	$—

(1)
Provide an explanation of those changes considered material: None

(2)
Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year: None

(3)
Describe other service company property: None

(4)
Describe construction work in progress: None

SCHEDULE III—ACCUMULATED PROVISION FOR DEPRECIATION
AND AMORTIZATION OF SERVICE COMPANY PROPERTY
(thousands of dollars)

DESCRIPTION		BALANCE AT BEGINNING OF YEAR	ADDITIONS TO ACCOUNT 403	RETIREMENTS OR SALES	OTHER CHANGES (1)	BALANCE AT CLOSE OF YEAR
Account
301	Organization	$—	$—	$—	$—	$—
303	Miscellaneous intangible plant	—	—	—	—	—
304	Land and land rights	—	—	—	—	—
305	Structures and improvements	—	—	—	—	—
306	Leasehold improvements	—	—	—	—	—
307	Equipment	—	—	—	—	—
308	Office furniture and equipment	—	—	—	—	—
309	Automobiles, other vehicles and related garage equipment	—	—	—	—	—
310	Aircraft and airport equipment	—	—	—	—	—
311	Other service company property	—	—	—	—	—

	TOTAL	$—	$—	$—	$—	$—

(1)
Provide an explanation of those changes considered material: None

SCHEDULE IV—INVESTMENTS
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	ASSETS AND OTHER DEBITS	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	Investment in associate companies	$—	$—
124	Other investments:
	Pacific Life Insurance Co.; Security Life of Denver; Prudential Insurance Co.(1)	3,707	4,099
136	Temporary cash investments	—	—

	TOTAL	$3,707	$4,099

(1)
Funding vehicles for key man life insurance and deferred compensation obligations

SCHEDULE V—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 146—Accounts Receivable from Associate Companies
Public Service Company of Colorado (PSCo)	$33,138	$33,952
Southwestern Public Service Company (SPS)	15,013	10,414
Northern States Power Company (a Minnesota Corp.) (NSP-MN)	25,931	7,930
Northern States Power Company (a Wisconsin Corp.) (NSP-WI)	6,652	6,617
Xcel Energy Inc.	17,718	2,071
Planergy International Inc.	1,155	1,484
Xcel Energy Argentina Inc.	—	416
P.S.R. Investments, Inc.	16	388
Utility Engineering Corporation	1,151	317
Xcel Energy Products and Services Inc.	169	303
Seren Innovations, Inc.	294	226
Xcel Energy Wholesale Group Inc.	2	82
Xcel Energy Markets Holdings Inc.	1,312	50
Xcel Energy Performance Contracting Inc.	32	41
United Power & Land Company	37	25
Cheyenne Light, Fuel and Power Company	761	16
e prime, inc.	173	9
Xcel Energy International Inc.	299	4
Xcel Energy Ventures Inc.	71	4
Xcel Energy Wyco Inc.	7	4
NCE Communications, Inc.	43	3
WestGas InterState, Inc.	2	2
Xcel Energy-Cadence Inc.	2	1
Reddy Kilowatt Corporation	2	1
Xcel Energy Retail Holdings Inc.	1	1
Chippewa and Flambeau Improvement Company	1	1
Wyco Development LLC	—	1
XERS Inc.	162	—
Xcel Energy Transco Inc.	6	—
e prime Florida, Inc.	1	—
1480 Welton, Inc.	75	(3)
Eloigne Company	27	(6)
e prime Energy Marketing, Inc.	32	(7)

TOTAL	$104,285	$64,347

SCHEDULE V—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

TOTAL PAYMENTS
Analysis of Convenience or Accommodation Payments:
NSP-MN	$38,598
PSCo	30,837
SPS	14,948
NSP-WI	7,528
Xcel Energy Inc.	4,048
Xcel Energy Products and Services Inc.	1,644
Utility Engineering Corporation	1,305
Seren Innovations, Inc.	876
Xcel Energy International Inc.	536
Cheyenne Light, Fuel and Power Company	491
P.S.R. Investments, Inc.	395
Xcel Energy-Argentina	351
Hayden Joint Venture	280
United Power & Land Company	129
Eloigne Company	126
Xcel Energy Markets Holdings Inc.	59
1480 Welton, Inc.	25
Planergy International Inc.	14
Xcel Energy Wyco Inc.	7
NCE Communications, Inc.	4
Chippewa and Flambeau Improvement Company	3
XERS Inc.	2
Reddy Kilowatt Corporation	2
e prime, inc.	1

TOTAL PAYMENTS	$102,209

The majority of convenience payments relate to insurance, donations, employee benefits, postage, freight, printing, facility services, banking activity, legal services, strategic planning contracts, software, hardware, communications and advertising.

8a

SCHEDULE VI—FUEL STOCK EXPENSES UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" list below give an overall report of the fuel functions performed by the service company.

DESCRIPTIONql	LABOR	EXPENSE	TOTAL
Account 152—Fuel Stock Expenses Undistributed	$—	$—	$—

TOTAL	$—	$—	$—

Summary: None

SCHEDULE VII—STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expenses during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSE	TOTAL
Account 163—Stores Expenses Undistributed	$—	$(39)	$(39)

TOTAL	$—	$(39)	$(39)

SCHEDULE VIII—MISCELLANEOUS CURRENT AND ACCRUED ASSETS
(thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 174—Miscellaneous Current and Accrued Assets	$—	$—

TOTAL	$—	$—

SCHEDULE IX—MISCELLANEOUS DEFERRED DEBITS
(thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 186—Miscellaneous Deferred Debits
Prepaid pension	$62,959	$76,053

TOTAL	$62,959	$76,053

SCHEDULE X—RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
(thousands of dollars)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 188—Research, Development, or Demonstration Expenditures	$—	$—

TOTAL	$—	$—

SCHEDULE XI—PROPRIETARY CAPITAL
(thousands of dollars, except per share data)

				OUTSTANDING AT CLOSE OF PERIOD
			PAR OR STATED VALUE PER SHARE
ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED		NUMBER OF SHARES	TOTAL AMOUNT
201	Common Stock Issued	1,000	$0.01	1,000	$—

INSTRUCTIONS: Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the amounts.

DESCRIPTION	AMOUNT
Account 211—Miscellaneous Paid-In Capital	$1
Account 215—Appropriated Retained Earnings	—

TOTAL	$1

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
Account 216—Unappropriated Retained Earnings	$—	$—	$—	$—

TOTAL	$—	$—	$—	$—

SCHEDULE XII—LONG-TERM DEBT
(thousands of dollars)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224—Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERM OF OBLIGATION CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS (1)	BALANCE AT CLOSE OF YEAR
Account 223—Advances From Associate Companies:				$—	$—	$—	$—	$—
Account 224—Other Long-Term Debt:				—	—	—	—	—

TOTAL				$—	$—	$—	$—	$—

(1)    Give an explanation of deductions:  None

SCHEDULE XIII—CURRENT AND ACCRUED LIABILITIES
(thousands of dollars)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 233—Notes Payable to Associate Companies
Notes Payable—Xcel Energy Inc.	$46,275	$55,800

TOTAL	$46,275	$55,800

Account 234—Accounts Payable to Associate Companies	$—	$—

TOTAL	$—	$—

Account 242—Miscellaneous Current and Accrued Liabilities
Current Liability—Suspense Account	$—	$—

TOTAL	$—	$—

Schedule XIV—NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Financial Statement Presentation

Xcel Energy Services Inc. (XES or the Company) is a wholly owned subsidiary of Xcel Energy Inc. (Xcel Energy). XES is the service company for Xcel Energy and its subsidiaries and began its operations effective August 1, 2000. XES provides various administrative, management, environmental and other support services to Xcel Energy and its subsidiaries, at cost, pursuant to service agreements approved by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (PUHCA), as amended. The majority of the services performed by XES for Xcel Energy and its subsidiaries are provided to Xcel Energy's four major operating utilities, Northern States Power Company, a Minnesota corporation (NSP-Minnesota), Northern States Power Company, a Wisconsin corporation (NSP-Wisconsin), Public Service Company of Colorado (PSCo) and Southwestern Public Service Company (SPS).

Discontinued utility operations of Xcel Energy include the activity of Viking Gas Transmission Co., an interstate natural gas pipeline company that was sold in January 2003; Black Mountain Gas Co., a regulated natural gas and propane distribution company that was sold in October 2003; and Cheyenne Light, Fuel and Power Company, a regulated electric and natural gas utility that was sold in January 2005.

During 2003, Xcel Energy also divested its ownership interest in NRG Energy, Inc. (NRG), an independent power producer. On May 14, 2003, NRG filed for bankruptcy to restructure its debt. As a result of the reorganization, Xcel Energy relinquished its ownership interest in NRG.

Regulation

XES is subject to regulation by the SEC under the PUHCA. XES' accounting policies conform to accounting principles generally accepted in the United States of America. XES maintains its accounts in accordance with the Uniform System of Accounts for Mutual Service Companies as administered by the SEC.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of financial instruments approximates fair value. Fair values have been determined through information obtained from market sources and management estimates.

Income Taxes

The Company's operations are included in the consolidated Federal income tax return of Xcel Energy. The allocation of income tax consequences to the Company, including alternative minimum tax, is calculated under a parent company policy which provides that benefits or liabilities created by the Company, computed on a separate return basis, will be allocated to (and paid to or by) the Company to the extent the benefits are usable or additional liabilities are incurred in Xcel Energy's consolidated tax returns. Deferred taxes are provided on temporary differences between the financial accounting and tax bases of assets and liabilities using the tax rates that are in effect at the balance sheet date (see Note 6).

Stock-based Compensation

The Company uses the intrinsic value based method of accounting for its stock-based compensation plan.

2.     COMMON STOCK

XES is authorized to issue 1,000 shares of Common Stock at a par value of one cent ($0.01) per share. As of Dec. 31, 2004, all shares of common stock were issued and held by Xcel Energy.

3.     SHORT-TERM BORROWINGS

The Board of Directors has authorized the Company to borrow directly from Xcel Energy. At Dec. 31, intercompany borrowings outstanding and the weighted average interest rate were as follows:

(Thousands of Dollars)	2004	2003
Intercompany borrowings	$23,300	$20,100
Weighted average interest rate	4.02%	1.24%

In 2003, Xcel Energy established a money pool arrangement with the utility subsidiaries, subject to receipt of required state regulatory approvals. The money pool allows for short-term loans between the utility subsidiaries and from the holding company to the utility subsidiaries at market-based interest rates. The money pool arrangement does not allow loans from the utility subsidiaries to the holding company. State regulatory commission approvals have been received for NSP-Minnesota, PSCo and SPS, and borrowing and lending activity for these utilities has commenced. On Jan. 18, 2005, NSP-Wisconsin submitted a letter to the Public Service Commission of Wisconsin (PSCW) withdrawing its request for approval to participate in the money pool arrangement after it became apparent the conditions likely to be imposed by the PSCW would have limited flexibility and reduced the economic benefits of NSP-Wisconsin's participation.

XES is the administrator of the utility money pool. At Dec. 31, 2004, XES held a note payable to Xcel Energy and a note receivable from Cheyenne, both in the amount of $32.5 million, related to funds contributed to the utility money pool from Cheyenne. The interest rate for funds in the utility money pool was 4.02% at Dec. 31, 2004.

4.     COMMITMENTS AND CONTINGENCIES

Leasing Programs

The Company made payments for leases of various facilities used in the normal course of business. The majority of the operating leases are under a leasing program that has initial noncancelable terms of one year, while the remaining leases have various terms. These leases may be renewed or replaced. No material restrictions exist in these leasing agreements concerning dividends, additional debt, or further

14a

leasing. Rental expense under operating lease obligations for the years ended Dec. 31, 2004 and 2003 was approximately $10.7 million and $12.5 million, respectively.

Expected operating lease expenses at Dec. 31, 2004 are as follows:

(Thousands of Dollars)
2005	$9,670
2006	8,821
2007	8,184
2008	8,272
2009	8,439
Thereafter	9,648

Technology Agreement

XES has a contract that extends through 2011 with International Business Machines Corp. (IBM) for information technology services. The contract is cancelable at our option, although there are financial penalties for early termination. In 2004, Xcel Energy paid IBM $152.5 million under the contract and $24.5 million for other project business. In 2003, XES paid IBM $114.2 million under the contract and $19.4 million for other project business. The contract also has a committed minimum payment each year from 2005 through 2011.

5.     BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS

Xcel Energy offers various benefit plans to its benefit employees. At Dec. 31, 2004, there were 10,650 full-time Xcel Energy employees (including 3,015 full-time Company employees) eligible for benefits.

Pensions

The Company participates in various tax qualified noncontributory defined benefit pension plans, which cover substantially all Xcel Energy employees. Xcel Energy, as the plan sponsor, has overall responsibility for directly allocating such costs of each individual plan to each of the participating employers. The plans' actuary determined this allocation based on benefit obligations for active participants. Benefits are based on a combination of years of service, the employee's average pay and Social Security benefits.

Xcel Energy's policy is to fully fund into an external trust the actuarially determined pension costs recognized for ratemaking and financial reporting purposes, subject to the limitations of applicable employee benefit and tax laws. Plan assets principally consist of the common stock of public companies, corporate bonds and U.S. government securities. In 2004, Xcel Energy completed a review of its pension plan asset allocation and adopted revised asset allocation targets. The target range for our pension asset allocation is 60 percent in equity investments, 20 percent in fixed income investments, no cash investments and 20 percent in nontraditional investments, such as real estate, timber ventures, private equity and a diversified commodities index.

14b

The actual composition of pension plan assets at Dec. 31 was:

	2004	2003
Equity securities	69%	75%
Debt securities	19	14
Real estate	4	3
Cash	1	—
Nontraditional investments	7	8

	100%	100%

Summary information of the actuarially computed benefit obligation, plan assets, funded status and prepaid pension asset for the Xcel Energy plans at Dec. 31, 2004 and 2003, is presented in the following table:

(Thousands of Dollars)	2004	2003
Benefit obligation	$2,732,263	$2,632,491
Fair value of plan assets	3,062,016	3,024,661

Funded status: Plan assets exceed benefit obligations	$329,753	$392,170

Xcel Energy prepaid pension asset (a)	$642,873	$566,568

(a)
$18.5 million of the 2004 prepaid pension asset and $18.7 million of the 2003 prepaid pension asset relates to Xcel Energy's remaining obligation for companies that are now classified as discontinued operations.

The Company's net periodic pension credit for the years ended Dec. 31, 2004 and 2003 was $13.1 million and $18.3 million, respectively. Significant assumptions used by the Company's actuary in the determination of these amounts are presented in the following table:

	2004	2003
Significant assumptions used to measure benefit obligations:
Discount rate for year-end valuation	6.00%	6.25%
Expected average long-term increase in compensation level	3.50%	3.50%
Significant assumptions used to measure costs:
Expected average long-term rate of return on assets	9.00%	9.25%

Defined Contribution Plans

The Company participates in various defined contribution plans, which cover substantially all Xcel Energy employees. Total contributions to these plans by Xcel Energy were approximately $21.9 million and $15.9 million in 2004 and 2003, respectively.

Postretirement Health Care Benefits

The Company participates in various health and welfare plans administered by Xcel Energy. Xcel Energy has contributory health and welfare benefit plans that provide health care and death benefits to most Xcel Energy retirees. The former NSP discontinued contributing toward health care benefits for nonbargaining employees retiring after 1998 and for bargaining employees of NSP-Minnesota and NSP-Wisconsin who retired after 1999. Xcel Energy discontinued contributing toward health care benefits for former NCE nonbargaining employees retiring after June 30, 2003.

14c

In conjunction with the 1993 adoption of Statement of Financial Accounting Standards No. 106— "Employers' Accounting for Postretirement Benefits Other Than Pensions," Xcel Energy elected to amortize the unrecognized accumulated postretirement benefit obligation (APBO) on a straight-line basis over 20 years.

In 2004, the investment strategy for the union asset fund was changed to increase the exposure to equity funds. Also, a portion of the assets contributed on behalf of nonbargaining retirees has been funded into a sub-account of the Xcel Energy pension plans. These assets are invested in a manner consistent with the investment strategy for the pension plan.

The actual composition of postretirement benefit plan assets at Dec. 31, was:

	2004	2003
Fixed income/debt securities	21%	2%
Equity and equity mutual fund securities	54	14
Cash equivalents	25	84
	100%	100%

Summary information of the actuarially computed benefit obligation, plan assets, funded status and accrued benefit cost for the Xcel Energy plans at Dec. 31 is presented in the following table:

(Thousands of Dollars)	2004	2003
Benefit obligation	$929,125	$775,230
Fair value of plan assets	318,667	285,861

Funded status: Plan obligations exceed assets	$610,458	$489,369

Xcel Energy accrued benefit liability recorded (a)	$127,746	$120,510

(a)
$0.7 million of the 2004 accrued benefit liability and $1.1 million of the 2003 accrued benefit liability relate to Xcel Energy's remaining obligation for companies that are now classified as discontinued operations.

The Company's net periodic postretirement benefit cost for the years ended Dec. 31, 2004 and 2003 was $2.0 million and $1.3 million, respectively. Significant assumptions used by the Company's actuary in the determination of these amounts are presented in the following table:

	2004	2003
Significant assumptions used to measure benefit obligations:
Discount rate for year-end valuation	6.00%	6.25%
Significant assumptions used to measure costs:
Expected average long-term rate of return on assets	5.50-8.50%	8.00-9.00%

Xcel Energy bases its investment-return assumption for the postretirement health care fund assets on expected long-term performance for each of the investment types included in its postretirement health care asset portfolio. Given the fairly short time period in which funding has been required, Xcel Energy does not consider the actual historical returns achieved by its postretirement health care fund asset portfolio to be significant in establishing long-term return assumptions. Instead, Xcel Energy considers the long-term return levels projected and recommended by investment experts, weighted for the target mix of asset categories in our portfolio. Investment-return volatility is not considered to be a material factor in postretirement health care costs.

Effective Dec. 31, 2004, Xcel Energy raised its initial medical trend assumption from 6.5 percent to 9.0 percent and lowered the ultimate trend assumption from 5.5 percent to 5.0 percent. The period

14d

until the ultimate rate is reached also was increased from two years to six years. This trend assumption was used to value the actuarial benefit obligations at year-end 2004, and will be used in 2005 retiree medical cost determinations.

A 1-percent increase in the assumed health care cost trend rate would increase the Company's total accumulated benefit obligation by approximately $5,543,000 and the service and interest cost components of net periodic postretirement benefit costs by approximately $389,000. A 1-percent decrease in the assumed health care cost trend rate will decrease the Company's total accumulated benefit obligation by approximately $4,595,000 and the service and interest cost components of net periodic postretirement benefit costs by approximately $317,000.

Impact of 2003 Medicare Legislation—On Dec. 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act expanded Medicare to include, for the first time, coverage for prescription drugs. This new coverage is generally effective Jan. 1, 2006. Many of Xcel Energy's retiree medical programs provide prescription drug coverage for retirees over age 65 with coverage at least equivalent to the benefit to be provided under Medicare. While retirees remain in Xcel Energy's postretirement health care plan without participating in the new Medicare prescription drug coverage, Medicare will share the cost of Xcel Energy's plan. This legislation has therefore reduced Xcel Energy's share of the obligation for future retiree medical benefits.

As of Dec. 31, 2003, Xcel Energy had reduced the postretirement health care benefit obligation by $64.6 million due to the expected sharing of the cost of the program by Medicare under the new legislation. Also, beginning in 2004, the annual net periodic postretirement benefit cost was reduced by approximately $10 million as a result of the expected sharing of the cost of the program by Medicare, with similar savings expected in subsequent years. These estimated reductions do not reflect any changes that may result in future levels of participation in the plan or the associated per capita claims cost due to the availability of prescription drug coverage for Medicare-eligible retirees. Also, in reflecting this legislation, Medicare cost sharing for a plan has been assumed only if Xcel Energy's projected contribution to the plan is expected to be at least equal to the Medicare Part D basic benefit.

6.     INCOME TAXES

The provision for income taxes for the years ended Dec. 31, 2004 and 2003 consist of the following:

(Thousands of Dollars)	2004	2003
Current income taxes:
Federal	$15,540	$164
State	2,989	(380)

Total current income taxes	18,529	(216)

Deferred income taxes:
Federal	(14,168)	380
State	(2,920)	71

Total deferred income taxes	(17,088)	451

Total provision for income taxes	$1,441	$235

14e

A reconciliation of the statutory U.S. income tax rate and the effective tax rates for the years ended Dec. 31, 2004 and 2003 follows:

(Thousands of Dollars)	2004		2003
Tax computed at U.S. statutory rate on pre-tax accounting income	$504	35%	$82	35%
Increase (decrease) in tax from:
State income taxes, net of Federal income tax benefit	45	3	(211)	(90)
Non-deductible business meals	346	24	395	168
Stock options	(142)	(10)	(155)	(66)
Lobbying expenses	(70)	(5)	140	60
Excess executive compensation	559	39	42	18
Out of period adjustments	199	14	(58)	(25)

Total income taxes	$1,441	100%	$235	100%

The tax effects of significant temporary differences representing deferred tax liabilities and assets are as follows:

(Thousands of Dollars)	2004	2003
Deferred income tax liabilities:
Difference between book and tax basis of property	$1,682	$1,415
Information systems charges	11,369	2,500
Pension related costs	28,907	19,929
Rent adjustments	—	2,307
Vacation liability	—	652
Prepaid advertising	—	175

Total	$41,958	$26,978

Deferred income tax assets:
Postretirement benefit costs	$19,898	$4,913
Employee severance costs	440	504
NOL carryforward adjustment	3,572	199
Executive incentive plans	7,441	9,855
Vacation liability	4,075	—
State tax deduction cash vs accrual	1,049	—

Total	$36,475	$15,471

Net deferred income tax liability	$5,483	$11,507

14f

SCHEDULE XV—COMPARATIVE STATEMENT OF INCOME
(thousands of dollars)

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
457	Services rendered to associate companies	$743,406	$707,781
458	Services rendered to nonassociate companies	—	—
421	Miscellaneous income and loss	24	—

	TOTAL INCOME	743,430	707,781

	EXPENSES
920	Salaries and wages	238,964	267,482
921	Office supplies and expenses	304,730	242,493
922	Administrative expenses transferred—credit	(85,914)	(11,370)
923	Outside services employed	180,333	94,845
924	Property insurance	108	72
925	Injuries and damages	162	4,222
926	Employee pensions and benefits	24,866	22,021
928	Regulatory commission expenses	173	(5)
930.1	General advertising expenses	13,966	13,767
930.2	Miscellaneous general expenses	17,073	15,250
931	Rents	16,084	9,169
932	Maintenance of structures and equipment	420	1
	OTHER EXPENSES
403	Depreciation and amortization expense	—	—
408	Taxes other than income taxes	16,339	17,389
409	Income taxes	18,529	(216)
410	Provision for deferred income taxes	(17,088)	451
411	Provision for deferred income taxes—credit	—	—
411.5	Investment tax credit	—	—
426.1	Donations	3,546	3,728
426.4	Civic and Political Activities	5,077	3,578
426.5	Other deductions	3,004	23,866
427	Interest on long-term debt	—	—
430	Interest on debt to associate companies	1,265	1,635
431	Other interest expense	1,793	(597)

	TOTAL EXPENSE	743,430	707,781

	NET INCOME OR (LOSS)	$—	$—

ANALYSIS OF BILLING

ASSOCIATE COMPANIES—ACCOUNT 457
(thousands of dollars)

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	457-1	457-2	457-3
PSCo	$214,800	$81,844	$1,117	$297,761
NSP-MN	190,684	82,495	862	274,041
SPS	67,983	25,729	365	94,077
NSP-WI	34,111	17,087	138	51,336
Xcel Energy Inc.	5,970	6,345	413	12,728
Cheyenne Light, Fuel and Power Company	2,539	1,815	640	4,994
Utility Engineering Corporation	1,268	2,680	7	3,955
Seren Innovations, Inc.	551	1,168	2	1,721
Xcel Energy International Inc.	472	22	—	494
e prime, inc.	380	2	—	382
XERS Inc.	353	5	—	358
Public Service Company of Colorado (Hayden)	295	5	—	300
Planergy International Inc.	112	1	152	265
1480 Welton, Inc.	(10)	264	—	254
Eloigne Company	106	76	1	183
Xcel Energy Products and Services Inc.	129	6	10	145
P.S.R. Investments, Inc.	86	24	—	110
e-prime Energy Marketing, Inc.	90	3	—	93
Xcel Energy WYCO Inc.	18	22	—	40
Public Service Company of Colorado (Tri-State)	33	—	—	33
United Power and Land Company	22	10	—	32
WestGas InterState, Inc.	25	—	—	25
Chippewa and Flambeau Improvement Company	25	—	—	25
Xcel Energy Transco Inc.	20	—	—	20
NCE Communications, Inc.	7	11	—	18
Xcel Energy Wholesale Group Inc.	14	—	—	14
Xcel Energy-Argentina	—	—	9	9
e-prime Florida, Inc.	9	—	—	9
Xcel Energy Performance Contracting Inc.	4	—	4	8
Reddy Kilowatt Corporation	3	5	—	8
Clearwater Investments, Inc.	5	—	—	5
Xcel Energy-Cadence Inc.	4	—	—	4
NSP Lands, Inc.	4	—	—	4
Xcel Energy Ventures Inc.	2	—	—	2
Xcel Energy Retail Holdings Inc.	2	—	—	2
Texas Ohio Pipeline, Inc.	1	—	—	1
Xcel Energy Markets Holdings Inc.	(50)	—	—	(50)

TOTAL	$520,067	$219,619	$3,720	$743,406

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES—ACCOUNT 458
(thousands of dollars)

INSTRUCTIONS: Provide a brief description of the services rendered to each nonassociate company.

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL COST	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
	458-1	458-2	458-3		458-4
None

SCHEDULE XVI—ANALYSIS OF CHARGES FOR SERVICE—ASSOCIATE AND NONASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES
ACCOUNT	DESCRIPTION OF ITEMS	DIRECT COST	INDIRECT COST	TOTAL
920	Salaries and wages	$191,736	$47,228	$238,964	(None)
921	Office supplies and expenses	187,421	117,309	304,730
922	Administrative expense transferred—credit	(85,914)	—	(85,914)
923	Outside services employed	154,355	25,978	180,333
924	Property insurance	96	12	108
925	Injuries and damages	122	40	162
926	Employee pensions and benefits	20,046	4,820	24,866
928	Regulatory commission expense	116	57	173
930.1	General advertising expenses	4,270	9,696	13,966
930.2	Miscellaneous general expense	13,252	3,821	17,073
931	Rents	16,065	19	16,084
932	Maintenance of structures and equipment	416	4	420
403	Depreciation and amortization expense	—	—	—
408	Taxes other than income taxes	13,696	2,643	16,339
409	Income taxes	18,529	—	18,529
410	Provision for deferred income taxes	(17,088)	—	(17,088)
411	Provision for deferred income taxes—credit	—	—	—
411.5	Investment tax credit	—	—	—
426.1	Donations	216	3,330	3,546
426.4	Civic and Political Activities	2,533	2,544	5,077
426.5	Other deductions	931	2,073	3,004
427	Interest on long-term debt	—	—	—
431	Other interest expense	1,724	69	1,793

	TOTAL EXPENSES	522,522	219,643	742,165

	Compensation for use of equity capital	—	—	—
430	Interest on debt to associate companies	1,265	—	1,265

	TOTAL COST OF SERVICE	$523,787	$219,643	$743,430

SCHEDULE XVII—SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

				DEPARTMENT OR SERVICE FUNCTION
ACCOUNT	DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVERHEAD	EXECUTIVE MGMT SRVS	INVESTOR RELATIONS	INTERNAL AUDIT	LEGAL
920	Salaries and wages	238,964	60,813	1,746	487	1,318	3,435
921	Office supplies and expenses	304,730		774	573	130	923
922	Administrative expense transferred—credit	(85,914)
923	Outside services employed	180,333		691	730	125	4,280
924	Property insurance	108					2
925	Injuries and damages	162	41				31
926	Employee pensions and benefits	24,866	24,866
928	Regulatory commission expense	173
930.1	General advertising expenses	13,966			22
930.2	Miscellaneous general expense	17,073		2,007	1,445
931	Rents	16,084
932	Maintenance of structures and equipment	420
935	Maintenance of general plant	—
403	Depreciation and amortization expense	—
408	Taxes other than income taxes	16,339	16,322
409	Income taxes	18,529
410	Provision for deferred income taxes	(17,088)
411	Provision for deferred income taxes—credit	—
411.5	Investment tax credit	—
426.1	Donations	3,546		1			4
426.4	Civic and Political Activities	5,077	270		252
426.5	Other deductions	3,004		5			3
427	Interest on long-term debt	—
430	Interest on debt to associate companies	1,265
431	Other interest expense	1,793

	TOTAL EXPENSES	$743,430	$102,312	$5,224	$3,509	$1,573	$8,678

SCHEDULE XVII—SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
ACCOUNT	DESCRIPTION OF ITEMS	CLAIMS SERVICES	CORPORATE COMMUNICATIONS	CORP STRATEGY & BUS DEVELOP	GOVERNMENT AFFAIRS	FACILITIES & REAL ESTATE
920	Salaries and wages	686	2,650	3,531	1,081	2,023
921	Office supplies and expenses	126	1,857	1,309	419	2,343
922	Administrative expense transferred—credit					(4,889)
923	Outside services employed	68	1,119	2,762	251	5,521
924	Property insurance	4	1		1	3
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense		80	56
930.1	General advertising expenses		12,796	4
930.2	Miscellaneous general expense		137	1,229	92
931	Rents		6			15,751
932	Maintenance of structures and equipment					32
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes—credit
411.5	Investment tax credit
426.1	Donations		2,766	27	101
426.4	Civic and Political Activities		3	494	3,898
426.5	Other deductions		(25)	3	6
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	TOTAL EXPENSES	$884	$21,390	$9,415	$5,849	$20,784

19a

SCHEDULE XVII—SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
ACCOUNT	DESCRIPTION OF ITEMS	FACILITIES ADMINISTRATIVE SERVICES	SUPPLY CHAIN	SUPPLY CHAIN SPECIAL PROGRAMS	HUMAN RESOURCES	FINANCE & TREASURY
920	Salaries and wages	184	4,852	208	9,499	4,012
921	Office supplies and expenses	1,561	1,033	109	3,187	835
922	Administrative expense transferred—credit	(3,676)	(7,218)	(452)
923	Outside services employed	1,896	2,161	52	2,029	88
924	Property insurance		1		11	1
925	Injuries and damages				34	56
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expense				3
931	Rents		55
932	Maintenance of structures and equipment	2			1
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes—credit
411.5	Investment tax credit
426.1	Donations		5		5
426.4	Civic and Political Activities				4
426.5	Other deductions		3
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	TOTAL EXPENSES	$(33)	$892	$(83)	$14,773	$4,992

19b

SCHEDULE XVII—SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
ACCOUNT	DESCRIPTION OF ITEMS	ACCOUNTING FINANCIAL RPTG AND TAXES	BUSINESS UNIT ACCOUNTING AND BUDGETING	PAYMENT & REPORTING	RECEIPTS PROCESSING	PAYROLL
920	Salaries and wages	11,391	8,870	834	471	497
921	Office supplies and expenses	1,008	1,638	214	116	216
922	Administrative expense transferred—credit
923	Outside services employed	8,516	2,178	658	252	16
924	Property insurance		1
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses		17
930.2	Miscellaneous general expense	11,105	70
931	Rents				12
932	Maintenance of structures and equipment				133
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes	17
409	Income taxes	18,529
410	Provision for deferred income taxes	(17,088)
411	Provision for deferred income taxes—credit
411.5	Investment tax credit
426.1	Donations	503	49
426.4	Civic and Political Activities		155
426.5	Other deductions	2,623	74			1
427	Interest on long-term debt
430	Interest on debt to associate companies	1,265
431	Other interest expense	1,793

	TOTAL EXPENSES	$39,662	$13,052	$1,706	$984	$730

19c

SCHEDULE XVII—SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
ACCOUNT	DESCRIPTION OF ITEMS	RATES & REGULATION	ENERGY SUPPLY ENGINEERING & ENVIRONMENTAL	ENERGY SUPPLY BUSINESS RESOURCES	ENERGY MARKETS REGULATED TRADING AND MARKETING
920	Salaries and wages	6,253	5,307	10,647	8,643
921	Office supplies and expenses	1,185	1,923	3,820	2,221
922	Administrative expense transferred—credit
923	Outside services employed	641	14,482	1,346	895
924	Property insurance	1	5	11	1
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense	37
930.1	General advertising expenses				6
930.2	Miscellaneous general expense	56	467	378	46
931	Rents			1	13
932	Maintenance of structures and equipment
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes—credit
411.5	Investment tax credit
426.1	Donations	41	11	1	32
426.4	Civic and Political Activities		1
426.5	Other deductions				87
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	TOTAL EXPENSES	$8,214	$22,196	$16,204	$11,944

19d

SCHEDULE XVII—SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
ACCOUNT	DESCRIPTION OF ITEMS	ENERGY MARKETS FUEL PROCUREMENT	ENERGY DELIVERY MARKETING	ENERGY DELIVERY CONSTRUCTION OPERATION & MTCE	ENERGY DELIVERY ENGINEERING/ DESIGN
920	Salaries and wages	2,333	463	10,331	19,144
921	Office supplies and expenses	665	66	2,348	35,412
922	Administrative expense transferred—credit
923	Outside services employed	8		794	20,150
924	Property insurance			9	9
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses				6
930.2	Miscellaneous general expense	19		2
931	Rents				209
932	Maintenance of structures and equipment				3
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes—credit
411.5	Investment tax credit
426.1	Donations
426.4	Civic and Political Activities
426.5	Other deductions				5
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	TOTAL EXPENSES	$3,025	$529	$13,484	$74,938

19e

SCHEDULE XVII—SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
ACCOUNT	DESCRIPTION OF ITEMS	MARKETING AND SALES	CUSTOMER SERVICE	INFORMATION TECHNOLOGY	AVIATION SERVICES	FLEET
920	Salaries and wages	12,409	31,437	12,263	647	499
921	Office supplies and expenses	2,532	12,288	217,690	5,951	258
922	Administrative expense transferred—credit			(65,701)	(3,978)
923	Outside services employed	2,226	13,078	93,196	95	29
924	Property insurance	9	35	2		1
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses	282	833
930.2	Miscellaneous general expense	17
931	Rents	1	14	4		18
932	Maintenance of structures and equipment	32	217
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes—credit
411.5	Investment tax credit
426.1	Donations
426.4	Civic and Political Activities
426.5	Other deductions	219
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	TOTAL EXPENSES	$17,727	$57,902	$257,454	$2,715	$805

19f

DEPARTMENTAL ANALYSIS OF SALARIES—ACCOUNT 920
(thousands of dollars)

	DEPARTMENTAL SALARY EXPENSE
		INCLUDED IN AMOUNTS BILLED TO:
NAME OF DEPARTMENT OR SERVICE FUNCTION	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON- ASSOCIATES	NUMBER OF PERSONNEL END OF YEAR
Executive Management Services	$2,195	$230	$1,966	$—	10
Internal Audit	1,651	42	1,609	—	23
Aviation Services	814		814	—	9
Government Affairs	1,444	39	1,404	—	21
Corporate and Employee Communications	3,336	156	3,180	—	39
Legal	4,312	12	4,301	—	37
Claims Services	860	0	860	—	15
Corporate Strategy and Business Development	8,621	166	8,455	—	27
Energy Supply Business Resources	13,289		13,289	—	141
Energy Markets Regulated Trading & Marketing	10,798		10,798	—	130
Energy Supply Engineering & Environmental	6,663		6,663	—	95
Energy Markets Fuel Procurement	2,632		2,632	—	32
Information Technology	15,348	36	15,312	—	121
Supply Chain	5,978		5,978	—	73
Supply Chain Special Programs	259		259	—	5
Investor Relations	612	67	545	—	7
Payment & Reporting	1,046		1,046	—	24
Human Resources	25,844	1,104	24,740	—	187
Payroll	625	6	619	—	17
Rates and Regulation	7,768		7,768	—	94
Accounting, Financial Reporting and Taxes	13,358	2,778	10,581	—	132
Energy Delivery Engineering/Design	23,998		23,998	—	379
Energy Delivery Construction, Oper & Maint	12,940		12,940	—	149
Fleet	628		628	—	9
Energy Delivery Marketing	574		574	—	27
Customer Service	37,911		37,911	—	1,011
Marketing and Sales	16,014		16,014	—	224
Facilities & Real Estate	2,552		2,552	—	26
Facilities Administrative Services	231		231	—	18
Finance & Treasury	4,990	226	4,764	—	35
Business Unit Accounting and Budgeting	11,091	2	11,089	—	181
Receipts Processing	584		584	—	14

TOTAL	$238,964	$4,863	$234,102	$—	3,312	*

*
Includes temporary employees

OUTSIDE SERVICES EMPLOYED—ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	SERVICES PROVIDED	RELATIONSHIP "A"=ASSOCIATED "NA"=NONASSOCIATED	AMOUNT
Legal Services
Briggs & Morgan	Legal Services	NA	$99
Brown, Williams, Moorehead & Quinn, Inc.	Legal Services	NA	182
Brownstein, Hyatt & Farber, P.C.	Legal Services	NA	157
Cornerstone Research	Legal Services	NA	171
Denton Wilde Sapte	Legal Services	NA	30
Dorsey & Whitney LLP	Legal Services	NA	80
Gray, Plant, Mooty, Mooty, & Bennett, P.A.	Legal Services	NA	58
Hogan & Hartson LLP	Legal Services	NA	29
Hunton & Williams	Legal Services	NA	61
Jones Day	Legal Services	NA	2,034
Lindquist & Vennum PLLP	Legal Services	NA	36
Marval & O'Farrell	Legal Services	NA	230
Maslon, Edelman, Borman & Brand LLP	Legal Services	NA	56
McDermott, Will & Emery	Legal Services	NA	672
Merchant & Gould	Legal Services	NA	53
Rider Bennett	Legal Services	NA	45
Sidley, Austin, Brown & Wood LLP	Legal Services	NA	68
Skadden, Arps, Slate, Meagher & Flom LLP	Legal Services	NA	113
Other (33)	Legal Services	NA	173

	Total Legal Services		4,347

Auditing, Tax, Consulting and Accounting Services
Deloitte & Touche LLP	Auditing, Tax and Other Services	NA	6,935
Price Waterhouse Coopers	Auditing, Tax and Other Services	NA	404
KPMG LLP	Auditing, Tax and Other Services	NA	949
Jefferson Wells	Auditing, Tax and Other Services	NA	49

	Total Auditing, Tax, Consulting and Other Services		8,337

Consulting/Outside Services
AA American Moving & Storage	Consulting/Outside Services	NA	106
ABB Inc.	Consulting/Outside Services	NA	123
Accountemps Inc.	Consulting/Outside Services	NA	128
Accurint	Consulting/Outside Services	NA	29
ACEEE	Consulting/Outside Services	NA	28
Ackerman Construction	Consulting/Outside Services	NA	456
Acme $ of Ormond Beach, Inc.	Consulting/Outside Services	NA	446
Adecco Employment Service	Consulting/Outside Services	NA	3,193
Advanced Asset Alliance Inc.	Consulting/Outside Services	NA	25
Advecta	Consulting/Outside Services	NA	1,770
AE&CS Inc.	Consulting/Outside Services	NA	51
Affiliated Credit Services Inc.	Consulting/Outside Services	NA	117
AG Wassenaar Inc.	Consulting/Outside Services	NA	86
Agentis Software Inc.	Consulting/Outside Services	NA	571
Air Pollution Testing Inc.	Consulting/Outside Services	NA	93
AKW Consultants Inc.	Consulting/Outside Services	NA	326
Allied Interstate Inc.	Consulting/Outside Services	NA	110
America Efficiency Services	Consulting/Outside Services	NA	31
American Engineering Testing	Consulting/Outside Services	NA	135
Analysts International Corporation	Consulting/Outside Services	NA	136
Apoorva Corporation	Consulting/Outside Services	NA	254
APR Construction Company	Consulting/Outside Services	NA	143
Arizona Public Service Company	Consulting/Outside Services	NA	33

21a

Arrow J Landscape & Design Inc.	Consulting/Outside Services	NA	50
Aspect Com Workforce Management	Consulting/Outside Services	NA	33
Aspen Commercial Security Inc.	Consulting/Outside Services	NA	27
Associated Supply Company	Consulting/Outside Services	NA	57
Auger Services Inc.	Consulting/Outside Services	NA	89
Avacom Inc.	Consulting/Outside Services	NA	228
Barr Engineering Company	Consulting/Outside Services	NA	65
Bass Trigon	Consulting/Outside Services	NA	276
BC Services Inc.	Consulting/Outside Services	NA	294
Bearing Point	Consulting/Outside Services	NA	1,388
Behrent Engineering Company	Consulting/Outside Services	NA	125
Benco Messenger Service, Inc.	Consulting/Outside Services	NA	295
Black & Veatch, Engineering-Architectural	Consulting/Outside Services	NA	7,651
Black Diamond	Consulting/Outside Services	NA	196
Blackstone	Consulting/Outside Services	NA	530
Booz Allen and Hamilton Inc.	Consulting/Outside Services	NA	1,150
Brown Home Enterprises	Consulting/Outside Services	NA	99
Business Objects Americas	Consulting/Outside Services	NA	76
Business Wire Corporation	Consulting/Outside Services	NA	59
C3IPROS Computer Contract Consultant	Consulting/Outside Services	NA	25
Cambell Services	Consulting/Outside Services	NA	103
Cambridge Energy Research Association	Consulting/Outside Services	NA	59
Caminus Corporation	Consulting/Outside Services	NA	358
Carlson School of Management	Consulting/Outside Services	NA	65
CBIZ Valuation Group	Consulting/Outside Services	NA	105
Central Minnesota Delivery	Consulting/Outside Services	NA	27
CES International Inc.	Consulting/Outside Services	NA	961
Change Management	Consulting/Outside Services	NA	62
Charan Associates, Inc.	Consulting/Outside Services	NA	64
Charles River Associates Inc.	Consulting/Outside Services	NA	82
Checkfree Services Corporation	Consulting/Outside Services	NA	126
Citigate Financial Intelligence	Consulting/Outside Services	NA	59
Clean Harbor Environmental Service	Consulting/Outside Services	NA	44
Collaboract Consulting LLC	Consulting/Outside Services	NA	112
Collective View Inc.	Consulting/Outside Services	NA	398
Colorado Independent Energy	Consulting/Outside Services	NA	116
Commonwealth Associates, Inc.	Consulting/Outside Services	NA	95
Compucom Systems, Inc.	Consulting/Outside Services	NA	29
Computas NA Inc.	Consulting/Outside Services	NA	37
Computer Contract Consultants	Consulting/Outside Services	NA	518
Compuware Corporation	Consulting/Outside Services	NA	69
Connect the Knowledge Network	Consulting/Outside Services	NA	176
Connolly Consulting Associates	Consulting/Outside Services	NA	482
Contract Engineering Services	Consulting/Outside Services	NA	64
Cook-Hurlbert Inc.	Consulting/Outside Services	NA	579
Core Integration Partners Inc.	Consulting/Outside Services	NA	885
Corporate Executive Board	Consulting/Outside Services	NA	153
Corrosion Monitoring Services	Consulting/Outside Services	NA	189
Creative Financial Staffing	Consulting/Outside Services	NA	27
Custom Compliance Solutions	Consulting/Outside Services	NA	51
Custom Environmental Services	Consulting/Outside Services	NA	36
David Wethington	Consulting/Outside Services	NA	81
DBO2 Inc.	Consulting/Outside Services	NA	39
Deep Nines Inc.	Consulting/Outside Services	NA	199
Dennhardt & Associates	Consulting/Outside Services	NA	40
Distributed Office Environment	Consulting/Outside Services	NA	75
DL Williams Wood Products	Consulting/Outside Services	NA	51
Dominion Construction Co.	Consulting/Outside Services	NA	3,203
Donovan Construction Inc.	Consulting/Outside Services	NA	848
Douglas Brandon	Consulting/Outside Services	NA	70
DST Output, Inc.	Consulting/Outside Services	NA	78
Duke Electric Company	Consulting/Outside Services	NA	140
e prime, inc.	Consulting/Outside Services	A	214
Edaw Inc.	Consulting/Outside Services	NA	32
EDM International Inc.	Consulting/Outside Services	NA	259

21b

Efficiency Engineering, Inc.	Consulting/Outside Services	NA	62
Eide Bailly LLP	Consulting/Outside Services	NA	214
Eloquar Consulting Inc.	Consulting/Outside Services	NA	216
Emergency Outfitters Inc.	Consulting/Outside Services	NA	46
Emergent Consulting	Consulting/Outside Services	NA	38
Emmanual B. Hangar	Consulting/Outside Services	NA	69
Employee/Management Involvement Concept	Consulting/Outside Services	NA	70
Employer Management Solutions	Consulting/Outside Services	NA	364
Engineering Repro Systems	Consulting/Outside Services	NA	127
Entegee	Consulting/Outside Services	NA	2,226
Enterprise Advisory Services Inc.	Consulting/Outside Services	NA	1,601
EPRI	Consulting/Outside Services	NA	75
Equifax Credit Information Services	Consulting/Outside Services	NA	164
Esquire Search LTD	Consulting/Outside Services	NA	165
Eurasia Business Services	Consulting/Outside Services	NA	362
Evergreen Caissons, Inc.	Consulting/Outside Services	NA	1,739
Excel Engineering	Consulting/Outside Services	NA	166
Express Services Inc.	Consulting/Outside Services	NA	49
Find/SVP Inc.	Consulting/Outside Services	NA	26
First Revenue Assurance	Consulting/Outside Services	NA	176
Ford Personnel Services	Consulting/Outside Services	NA	44
Freelance Creative Services	Consulting/Outside Services	NA	302
Freeman Decorating Company	Consulting/Outside Services	NA	25
Gantz Wiley Research	Consulting/Outside Services	NA	66
GCI Tunheim	Consulting/Outside Services	NA	122
Genesis Corp.	Consulting/Outside Services	NA	160
Global Enterprise Managers	Consulting/Outside Services	NA	29
Global Environment Consulting	Consulting/Outside Services	NA	33
Global Insight Inc.	Consulting/Outside Services	NA	25
Gold Cross Courier Service	Consulting/Outside Services	NA	88
Golder Associates	Consulting/Outside Services	NA	157
Graham Land Acquisition Associates	Consulting/Outside Services	NA	102
Gregory L. Stark	Consulting/Outside Services	NA	27
Ground Engineering Consultants	Consulting/Outside Services	NA	27
Gunther Douglas, Inc.	Consulting/Outside Services	NA	2,160
Hayden Search Group	Consulting/Outside Services	NA	79
HDR Engineering Inc.	Consulting/Outside Services	NA	726
Health Promotion Management, Inc.	Consulting/Outside Services	NA	395
Heidrick & Struggles Inc.	Consulting/Outside Services	NA	99
Henwood Energy Service Inc.	Consulting/Outside Services	NA	42
High Energy Group	Consulting/Outside Services	NA	109
Hinz Automation Inc.	Consulting/Outside Services	NA	87
Hitachi Consulting	Consulting/Outside Services	NA	1,725
Holliday Enterprises Inc.	Consulting/Outside Services	NA	175
Holly D. Neel	Consulting/Outside Services	NA	29
Honeywell Inc.	Consulting/Outside Services	NA	42
HSB Company	Consulting/Outside Services	NA	30
Hudson Global Resources	Consulting/Outside Services	NA	90
IBM	Consulting/Outside Services	NA	71,227
Ideal Fencing Corp.	Consulting/Outside Services	NA	31
Indicon	Consulting/Outside Services	NA	142
Indus International	Consulting/Outside Services	NA	1,201
Information Handling Services	Consulting/Outside Services	NA	60
Innovative Energy Consulting Service	Consulting/Outside Services	NA	61
Intervoice Brite Inc.	Consulting/Outside Services	NA	383
Iron Mountain Secure Shredding	Consulting/Outside Services	NA	52
Itasca Group	Consulting/Outside Services	NA	436
Itron Inc.	Consulting/Outside Services	NA	1,270
J&J Excavating	Consulting/Outside Services	NA	126
JD Powers and Associates	Consulting/Outside Services	NA	91
Jeane Thorne Inc.	Consulting/Outside Services	NA	470
JF Sato & Associates	Consulting/Outside Services	NA	137
JMT Financial Partners LLC	Consulting/Outside Services	NA	33
JNR Adjustment Company	Consulting/Outside Services	NA	37
Job Store Staffing	Consulting/Outside Services	NA	40

21c

Joseph Frangipane	Consulting/Outside Services	NA	38
Juran Institute Inc.	Consulting/Outside Services	NA	32
K1 Concepts LLC	Consulting/Outside Services	NA	76
Kema Consulting	Consulting/Outside Services	NA	135
Kforce Inc.	Consulting/Outside Services	NA	91
Kim Michael Staudt	Consulting/Outside Services	NA	71
Kimsey Guarantee	Consulting/Outside Services	NA	126
Knight Project Services	Consulting/Outside Services	NA	48
Language Line LLC	Consulting/Outside Services	NA	247
Leggette Brashears & Graham	Consulting/Outside Services	NA	52
Liaison Creative Services	Consulting/Outside Services	NA	175
Lindberg Consulting	Consulting/Outside Services	NA	33
Llano Permain Environmental	Consulting/Outside Services	NA	25
Logic Bay Corporation	Consulting/Outside Services	NA	74
Lucidity Consulting Group	Consulting/Outside Services	NA	474
Lynn Bileti	Consulting/Outside Services	NA	104
Lynx Research Consulting	Consulting/Outside Services	NA	34
Management Systems International	Consulting/Outside Services	NA	343
Manpower Temporary Services	Consulting/Outside Services	NA	175
Market Strategies, Inc.	Consulting/Outside Services	NA	155
Master Electric Inc.	Consulting/Outside Services	NA	127
McPherson Group	Consulting/Outside Services	NA	27
MDA Consulting Group Inc.	Consulting/Outside Services	NA	106
Mercury Interactive Corporation	Consulting/Outside Services	NA	1,107
Merrick & Company	Consulting/Outside Services	NA	504
Meta Group	Consulting/Outside Services	NA	63
Metro Sales	Consulting/Outside Services	NA	44
Metropolitan Mechanical Contractor	Consulting/Outside Services	NA	32
Michigan Technology University	Consulting/Outside Services	NA	85
Mincom Inc.	Consulting/Outside Services	NA	55
Minneapolis Consulting Group	Consulting/Outside Services	NA	288
Mobile Data Solutions	Consulting/Outside Services	NA	1,267
Monique Lovato	Consulting/Outside Services	NA	28
More Than Normal Music & Company	Consulting/Outside Services	NA	96
Mr. Wolf LTD	Consulting/Outside Services	NA	185
MTR Resources Inc.	Consulting/Outside Services	NA	71
Mueller Pipeliners Inc.	Consulting/Outside Services	NA	26
Murphy Enterprises	Consulting/Outside Services	NA	60
Nancy E Hoffman	Consulting/Outside Services	NA	190
Natsource LLC	Consulting/Outside Services	NA	53
Navigant Consulting	Consulting/Outside Services	NA	36
NETG	Consulting/Outside Services	NA	43
New Market Strategies	Consulting/Outside Services	NA	31
New York Stock Exchange, Inc.	Consulting/Outside Services	NA	421
Nexant Inc.	Consulting/Outside Services	NA	36
Nisoft LLC	Consulting/Outside Services	NA	60
Northwestern Travel Agency	Consulting/Outside Services	NA	48
Office Information Systems Inc.	Consulting/Outside Services	NA	424
Office Team	Consulting/Outside Services	NA	49
Opus 21 Management Solutions	Consulting/Outside Services	NA	620
Oracular of Minnesota	Consulting/Outside Services	NA	55
PA Consulting Group	Consulting/Outside Services	NA	141
Pace Analytical Services	Consulting/Outside Services	NA	54
Pacioli Companies	Consulting/Outside Services	NA	107
Panorama Business Views	Consulting/Outside Services	NA	42
Pantellos Group Limited Partnership	Consulting/Outside Services	NA	34
Par Electrical Contractors	Consulting/Outside Services	NA	3,038
Paradigm Learning	Consulting/Outside Services	NA	34
Pear Commercial Interiors	Consulting/Outside Services	NA	67
Peoplesoft USA	Consulting/Outside Services	NA	275
Personnel Decisions International Corp.	Consulting/Outside Services	NA	92
Pettigrew & Associates	Consulting/Outside Services	NA	205
Pinerock Productions	Consulting/Outside Services	NA	30
Platts Research & Consulting	Consulting/Outside Services	NA	62
PMC Facilities Management Group	Consulting/Outside Services	NA	41

21d

Power Costs Inc.	Consulting/Outside Services	NA	98
Powerhouse Rigging	Consulting/Outside Services	NA	114
PowerPlant Consultants	Consulting/Outside Services	NA	177
Powerplus Engineering LLC	Consulting/Outside Services	NA	77
Precision Excavating	Consulting/Outside Services	NA	88
Precision Resource Co.	Consulting/Outside Services	A	738
Pro Staff Personnel Services	Consulting/Outside Services	NA	212
Proactive Systems	Consulting/Outside Services	NA	763
Process Innovations	Consulting/Outside Services	NA	37
Prosource Technologies	Consulting/Outside Services	NA	29
QC Data Inc.	Consulting/Outside Services	NA	99
Quanta Utility Installation Company	Consulting/Outside Services	NA	49
Raptor Resource Project	Consulting/Outside Services	NA	40
Red Planet Consulting	Consulting/Outside Services	NA	62
Rellek Dev., Inc.	Consulting/Outside Services	NA	79
Resources Connection, Inc.	Consulting/Outside Services	NA	78
Revenew International Inc.	Consulting/Outside Services	NA	281
Rick Souther	Consulting/Outside Services	NA	83
Right Management Consulting, Inc.	Consulting/Outside Services	NA	407
RJ Services, Inc.	Consulting/Outside Services	NA	79
RM Software, Inc.	Consulting/Outside Services	NA	374
Robert Half	Consulting/Outside Services	NA	360
Royster Enterprises	Consulting/Outside Services	NA	137
S G S Statistical Services LLC	Consulting/Outside Services	NA	55
Sageriver Consulting	Consulting/Outside Services	NA	48
Sapphire Technologies	Consulting/Outside Services	NA	38
Satellite Shelters	Consulting/Outside Services	NA	206
Scott Madden & Associates	Consulting/Outside Services	NA	49
Seacrest Group	Consulting/Outside Services	NA	28
SGS Witter	Consulting/Outside Services	NA	172
Shared Resource Management	Consulting/Outside Services	NA	190
Shareholder.Com	Consulting/Outside Services	NA	32
Shaw Power Technologies Inc.	Consulting/Outside Services	NA	201
Shirley A Stadjuhar	Consulting/Outside Services	NA	56
Siemens Power T&D, Inc.	Consulting/Outside Services	NA	1,325
SJ Luzum Inc.	Consulting/Outside Services	NA	123
Soft Link Solutions	Consulting/Outside Services	NA	112
Solutions Marketing Consulting	Consulting/Outside Services	NA	288
Southwest Power Pool	Consulting/Outside Services	NA	31
Southwire/Forte Power Systems	Consulting/Outside Services	NA	183
Spectra	Consulting/Outside Services	NA	95
Spherion Corporation	Consulting/Outside Services	NA	292
SPL Worldgroup Inc.	Consulting/Outside Services	NA	553
Sprint Press Denver	Consulting/Outside Services	NA	34
Stop Processing Center	Consulting/Outside Services	NA	30
Stork Twin City Testing	Consulting/Outside Services	NA	70
STS Consultants	Consulting/Outside Services	NA	32
Sundel Research Inc.	Consulting/Outside Services	NA	25
Sungard Enform Consulting	Consulting/Outside Services	NA	193
Synergetic Design Inc.	Consulting/Outside Services	NA	960
Synova Inc.	Consulting/Outside Services	NA	133
Tabors Caramanis & Associates	Consulting/Outside Services	NA	90
Technology Resource Group, Inc.	Consulting/Outside Services	NA	106
Techreation	Consulting/Outside Services	NA	47
TekSystems, Inc.	Consulting/Outside Services	NA	352
The Apogee Group Inc.	Consulting/Outside Services	NA	106
The Bank Of New York	Consulting/Outside Services	NA	277
The Blackstone Group LP	Consulting/Outside Services	NA	29
The Gallup Organization	Consulting/Outside Services	NA	218
The Marathon Group	Consulting/Outside Services	NA	87
The Maris Group	Consulting/Outside Services	NA	446
The Mosaic Company	Consulting/Outside Services	NA	589
The Rapid Change Group	Consulting/Outside Services	NA	52
The Weitz Company LLC	Consulting/Outside Services	NA	237
Thermo Electron Scientific Instruments	Consulting/Outside Services	NA	36

21e

Thomson Financial Corporation	Consulting/Outside Services	NA	42
Towers Perrin	Consulting/Outside Services	NA	184
Trace Analysis	Consulting/Outside Services	NA	25
Trainor Construction Company Inc.	Consulting/Outside Services	NA	203
Trans Alarm	Consulting/Outside Services	NA	788
Transformer Disposal	Consulting/Outside Services	NA	76
TRC Mariah associates	Consulting/Outside Services	NA	49
Tree Specialists	Consulting/Outside Services	NA	129
Tru-check Inc.	Consulting/Outside Services	NA	29
Two Degrees	Consulting/Outside Services	NA	65
Ulteig Engineers, Inc.	Consulting/Outside Services	NA	822
United Accounts Inc.	Consulting/Outside Services	NA	38
United Sciences Testing	Consulting/Outside Services	NA	35
United States Department of Energy	Consulting/Outside Services	NA	51
UP Tempo Consulting	Consulting/Outside Services	NA	53
Utilities International, Inc.	Consulting/Outside Services	NA	3,663
Utility Engineering	Consulting/Outside Services	A	4,875
Varian Associates	Consulting/Outside Services	NA	33
Verifications Inc.	Consulting/Outside Services	NA	495
Verint Systems	Consulting/Outside Services	NA	260
Virginia A. Varga	Consulting/Outside Services	NA	64
Visual Horizon Communications	Consulting/Outside Services	NA	27
Wackenhut	Consulting/Outside Services	NA	2,691
Waltco, Inc.	Consulting/Outside Services	NA	68
Ware Consulting LLC	Consulting/Outside Services	NA	662
Waste Management	Consulting/Outside Services	NA	179
Wave Real Estate Group	Consulting/Outside Services	NA	106
Weather Eye Inc.	Consulting/Outside Services	NA	29
Wenck Associates, Inc.	Consulting/Outside Services	NA	295
Western Area Power Administration	Consulting/Outside Services	NA	30
Willa Inc.	Consulting/Outside Services	NA	28
WIPRO Limited	Consulting/Outside Services	NA	53
Wyndham Mills International Inc.	Consulting/Outside Services	NA	144
Xdata Corporation	Consulting/Outside Services	NA	84
Xelco Collection Service	Consulting/Outside Services	NA	286
Younger Brothers LLC	Consulting/Outside Services	NA	60
Zenith Consulting LLC	Consulting/Outside Services	NA	34
Zinn Corp	Consulting/Outside Services	NA	58
Other (789)	Various	NA	1,872

	Total Consulting/Outside Services		167,649

	TOTAL CONSULTING/OUTSIDE SERVICES EMPLOYED		$180,333

21f

EMPLOYEE PENSION AND BENEFITS—ACCOUNT 926
(thousands of dollars)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Pensions	$(12,592)
Managed Health Care/Dental/Vision	19,999
Employee Savings Plans (401K)	7,377
Supplemental Executive Retirement Plan	5,655
Post Retirement Health Care	1,978
Life Insurance	1,250
Post Employment Benefits	(168)
Long Term Disability	346
Other	1,021

TOTAL	$24,866

GENERAL ADVERTISING EXPENSE—ACCOUNT 930.1
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Ad Agency/Advertising/Printing	McClain Finlon Advertising Inc.	$6,518
Advertising—Sponsorship	St. Paul Facilities Management	2,734
Advertising—Sponsorship	Minnesota Wild Hockey Club	1,121
Advertising	Pepsi Center	1,050
Advertising	Minntertainment Co.	500
Advertising	Nexus Energy Software, Inc.	187
Advertising	Bolger Concept to Print	163
Advertising	Direct Marketing Solutions	136
Printing	Hotchkiss, Inc.	132
Advertising	Saint Paul Festival & Heritage	127
Printing	DST Output, Inc.	120
Printing	Sprint Press	97
Advertising	St. Paul Area Chamber of Commerce	60
Advertising	South Dakota Community Foundation	60
Advertising	Vail Dunlap & Associates	50
Advertising	Taste of Minnesota	45
Advertising	Texas Panhandle Heritage	40
Advertising	Denver Civic Ventures	40
Advertising	United States Postmaster	38
Advertising	Advantage Publication	30
Advertising	RHL & Associates	25
Advertising	Penumbra Theater Company	25
Advertising	Intermedia Art	25
Advertising	Celebrations for Childen Inc.	25
Advertising	Minneapolis Downtown Council	22
Advertising	IPSOS Reid Limited Partnership	20
Advertising	Horation Alger Award	20
Advertising	Bolder Boulder	18
Printing	Merit Printing	16
Advertising	Adams Business Media	16
Advertising	Twin Cities Public Television	15
Advertising—Sponsorship	Grand Excursion Inc	15
Advertising	Blue Spark LLC	15
Advertising	Think Big Solutions	14
Advertising	National Association of Investors Corporation	14
Advertising	United Hospital Foundation	13
Advertising	Ad Strategies	13
Advertising	Minnesota Regional Chamber of Commerce	12
Advertising	Maris Group	12
Advertising	Wandel Press	11
Advertising	IEG Inc.	11

Advertising	St Joseph Home for Children	10
Advertising	Marketing Minneapolis LLC	10
Advertising	Graphic Source Inc.	10
Advertising	Denver Newspaper Agency	10
Advertising	Delay Foundation for Kids	10
Advertising	Colorado Garden Show	10
Advertising	Air & Waste Management Association	10
Advertising	Omega Lithograph Inc.	9
Advertising	Saint Paul Riverfront Corp.	8
Advertising	Goldstein's	8
Advertising	Energy Resource Center	8
Advertising	DW Mail LLC	8
Advertising	American Wind Energy Association	8
Printing	GA Wright Marketing Inc.	7
Advertising	YWCA of Minneapolis	6
Advertising—Sponsorship	Vail Place	6
Advertising	Spectra Images Inc.	6
Advertising	S Bee Johnson LLC	6
Advertising	Integrated Marketing	6
Advertising	Heinrich Inc.	6
Advertising	Twin City Habitat for Humanity	5
Advertising	Childrens Theatre Co.	5
Advertising	National Renewable Energy Laboratory	5
Advertising	National Council of Jewish Women	5
Advertising	Minnesota Orchestra	5
Advertising	MEDA	5
Advertising	Junior Achievement	5
Advertising	Jeremiah Program	5
Advertising—Sponsorship	Indianhead Council of Boy Scouts of America	5
Advertising	Friends of the Minneapolis	5
Advertising—Sponsorship	El Arco Iris Center for the Arts	5
Advertising	Como Zoo & Conservatory	5
Advertising	City of St Paul	5
Advertising	Business Wears	5
Advertising	Amherst H. Wilder Foundation	5
Advertising	Ordway Circle of Stars	4
Advertising	Minnesota Children's Museum	4
Advertising	Liaison Creative Services	4
Advertising	GLS Companies	4
Advertising	Executive Energy Forum	4
Advertising	Capital City Partnership	4
Advertising	Boys & Girls Club of the Twin Cities	4
Advertising	Viking Council	3
Advertising	Taste of the South	3

23a

Advertising	Minnesota Zoo	3
Advertising	Decision Analyst Inc.	3
Advertising	Children's Hospital & Clinics	3
Advertising	American Red Cross	3
Miscellaneous Advertising	Various (101)	78

	TOTAL	$13,966

23b

MISCELLANEOUS GENERAL EXPENSES—ACCOUNT 930.2
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Utility Association Dues	$2,407
Board of Director Fees and Expenses	2,202
Shared Asset Costs (1)	11,019
Shareholder Relations Expenses	1,445

TOTAL	$17,073

(1)
Costs for capital assets utilized by more than one affiliate company

RENTS—ACCOUNT 931
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Rents—Office Space	$16,084

TOTAL	$16,084

23c

TAXES OTHER THAN INCOME TAXES—ACCOUNT 408
(thousands of dollars)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other Than U.S. Government Taxes:
State Unemployment Taxes	$1,486
Franchise Tax—Texas, Kansas, Delaware, Ohio and New Mexico	17
Denver Occupational Tax	35
Other—various	—

SUBTOTAL	1,538

U.S. Government Taxes:
Social Security and Medicare Taxes	14,592
Federal Unemployment Taxes	209

SUBTOTAL	14,801

TOTAL	$16,339

DONATIONS—ACCOUNT 426.1
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
American Wind Energy	Contribution to support community assistance	$8
Arvada Center	Contribution to support community assistance	3
BackenCooperative Golf Tournament, Cancer Charity	Contribution to support community assistance	7
CACI	Contribution to support community assistance	8
Carousel Promotions	Contribution to support community assistance	10
Citizens for Sensible Energy Choices	Contribution to support community assistance	20
Colorado Wind and Distributed Energy Conference	Contribution to support community assistance	4
Council of State Government	Contribution to support community assistance	5
Metropolitan Milwaukee Assoc of Commerce	Contribution to support community assistance	4
Mid-America Regulatory Comference	Contribution to support community assistance	5
Milestone Growth Fund Inc	Contribution to support community assistance	3
Minneapolis Downtown Council	Contribution to support community assistance	27
Minneapolis Regional Chamber of Commerce	Contribution to support community assistance	4
Minnesota Chamber of Commerce	Contribution to support community assistance	3
Minnesota Environmental Initiative	Contribution to support community assistance	10
Minnesota State Society	Contribution to support community assistance	4
Minnesota Women Lawyers	Contribution to support community assistance	4
Mueller Communication-Energy Symposium	Contribution to support community assistance	3
New Mexico Broadcaster Assoc	Contribution to support community assistance	9
Nuclear Energy Institute	Contribution to support community assistance	15
Southwest Sale Promotions	Contribution to support community assistance	16
The Shaka Franklin Foundation	Contribution to support community assistance	3
United States Dept of Commerce	Contribution to support community assistance	5
Urban League of Metro Denver	Contribution to support community assistance	5
Western Systems Power Pool	Contribution to support community assistance	6
Wisconsin Chamber of Commerce	Contribution to support community assistance	6
Wisconsin Environmental Initiative	Contribution to support community assistance	5
Wisconsin Public Utility Institute	Contribution to support community assistance	6
Xcel Energy Foundation	Contribution to support community assistance	3,197
Colorado School of Mines	Contribution to support education	5
Latin American Educational Foundation	Contribution to support education	5
Scholarship America	Contribution to support education	67
University of Wisconsin	Contribution to support education	4
Komen Foundation	Contribution to support health	4
Junior Achievement	Contribution to support young people	13
Wisconsin FFA Foundation	Contribution to support young people	6
Other (152)		37

	TOTAL	$3,546

OTHER DEDUCTIONS—ACCOUNT 426.4 and 426.5
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount include in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

Account 426.4, Expenditures for Certain Civic, Political & Related Activities

DESCRIPTION	NAME OF PAYEE	AMOUNT
Federal Lobbying	Various	$2,487
State Lobbying	Various	2,384
Federal PAC	Various	51
Chamber of Commerce Dues	Various	155
Payments to political party, candidate for public office, committee, etc.		—

	TOTAL	$5,077

Account 426.5 Other Deductions

DESCRIPTION	NAME OF PAYEE	AMOUNT
NRG Bankruptcy and Reorganization (billed to Holding Company)	Various	$546
Life Insurance Premiums for Corporate Officers and to fund non-qualified deferred compensation programs	Various	2,075
Social Dues and Expenses	Various	376
Penalties or fines	Various	7

	TOTAL	$3,004

SCHEDULE XVIII—NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes related to financial statements shown elsewhere in this report may be indicated here by reference.

Account 921 —	The increased cost is due to an accounting process change for the IBM bill and is offset in account 922.
Account 922 —
Costs for Aviation Services, Information Technology, Supply Chain Purchasing and Facilities are initially recorded in income statement clearing accounts (408, 920-926) according to the nature of the cost. At month-end these costs are transferred to the balance sheet clearing accounts (184) and account 922 is credited. The increased credit amount is due to an accounting process change for the IBM bill and is offset in account 921.
Account 923 —	The increased cost is due to additional computer support and consulting for business systems applications, and engineering support for plant rehabilitation projects.
Account 925 —	The decrease in cost is due to recording insurance expense directly in affiliate companies' prepaid insurance balance sheet accounts.
Account 931 —
Costs for Facilities are initially recorded in income statement clearing accounts (418, 920-926) according to the nature of the cost. At month-end, these costs are billed out of the Service Co. based on labor distribution and charged to Account 931.

        Also see Notes to Financial Statements on pages 14-14f for additional Notes to Statement of Income.

ORGANIZATION CHART (SUMMARY LEVEL)

Organization Chart	Service Function
Chairman, CEO	Executive Management Services
Audit Services	Internal Audit
Investor Relations	Investor Relations
Financial Operations—Vice-President, CFO	Accounting, Fin Reporting, Taxes
Accounting	Accounting, Fin Reporting, Taxes
Finance and Treasury	Finance and Treasury
General Counsel	Legal
Claims Services	Claims Services
President, COO	Corp Strategy & Business Development
Business Systems—Vice-President, CIO	Information Technology
Shared Services—Vice-President, CAO	Executive Management Services
Shared Services-Controller	Business Unit Acctg & Budgeting
Human Resources	Human Resources
Communications	Corporate and Employee Communications
Supply Chain	Supply Chain and S. Chain Special Programs
Facilities and Real Estate	Facilities and Real Estate
Aviation	Aviation
Payroll	Payroll
Accounts Payable	Payment & Reporting
Energy Supply—President	Business Unit Acctg & Budgeting
Energy Supply Asset Management—Vice- President	Business Unit Acctg & Budgeting
Energy Supply Business Resources	Energy Supply Business Resources
Energy Supply Engineering & Environmental	Energy Supply Engineering & Environmental
Customer & Field Oprations—President	Business Unit Acctg & Budgeting
C&FO—Finance—Vice-President	Business Unit Acctg & Budgeting
C&FO Engineering/Design	Energy Delivery Engineering/Design
C&FO Construction, Oper. & Maint.	Energy Delivery Constr, Oper & Maint
Fleet	Fleet
C&FO Marketing	Energy Delivery Marketing
Marketing and Sales	Marketing and Sales
Customer Service	Customer Service
Receipts Processing	Receipts Processing
Commercial Enterprises—President	Corp Strategy & Business Development
Regulatory and Governmental Affairs—Vice-President	Rates and Regulation
Regulatory Administration	Rates and Regulation
Government Affairs	Government Affairs
Regulated Trading & Marketing	Energy Mkts Reg Trading & Mktg
Energy Markets Fuel Procurement	Energy Markets Fuel Procurement
Energy Markets Accounting & Finance	Business Unit Acctg & Budgeting

METHODS OF ALLOCATION

        Revenue Ratio—Based on the sum of the monthly revenue amounts for the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Revenue Ratio with intercompany dividends assigned to Xcel Energy Inc.—Based on the sum of the monthly revenue amounts for the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. Xcel Energy Inc. will be assigned the amount of intercompany dividends. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Employee Ratio—Based on the number of employees at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Employee Ratio with number of common officers assigned to Xcel Energy Inc.—Based on the number of employees at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. Xcel Energy Inc. will be assigned the number of common officers. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Total Assets Ratio—Based on the total assets as of December 31 for the prior year, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Square Footage Ratio—Based on the total square footage as of December 31 for the prior year, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Invoice Transaction Ratio—Based on the sum of the monthly number of invoice transactions processed for the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Customer Bills Ratio—Based on the average of the monthly total number of customer bills issued during the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such a time as may be required due to significant changes.

        MWh Generation Ratio—Based on the sum of the monthly electric MWh generated during the prior year ending December 31, the numerator of which is for an applicable Operating Company and the denominator of which is for all applicable Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Total MWh Sales Ratio—Based on the sum of the monthly electric MWh hours sold during the prior year ending December 31, the numerator of which is for an applicable Operating Company and the denominator of which is for all applicable Operating Companies. This includes sales to ultimate customers, wholesale customers, and non-requirement sales for resale. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Customers Ratio—Based on the average of the monthly total electric customers (and/or gas customers, or residential, business and large commercial and industrial customers where applicable) for the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Labor Dollars Ratio—Based on the XES department (performing center) labor dollars charged to Operating companies and other affiliates for the month. The numerator of which is the labor dollars charged to an Operating Company or affiliate company and the denominator of which is for all Operating Companies and affiliate companies charged by the department for the month.

        Delivery Services Gross Plant Ratio—Based on transmission and distribution gross plant for the Delivery Business unit, both electric and gas for the prior year ending December 31, the numerator of which is an applicable Operating Company and the denominator of which is for all applicable Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Meters Ratio—Based on the number of meters at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Customer Contacts Ratio—Based on the total annual number of customer contacts at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Accounts Payable Transactions Ratio—Based on the total annual number of accounts payable transactions by system application at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Inventory Transactions Ratio—Based on the total annual number of inventory transactions by system application at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Work Management Transactions Ratio—Based on the total annual number of work management transactions by system application at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is

29a

for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Purchasing Transactions Ratio—Based on the total annual number of purchasing transactions by system application at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Total Plant Ratio—Based on total property, plant and equipment at the end of the prior year ending December 31, the numerator of which is an applicable Operating Company and the denominator of which is for all applicable Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Total Phones Ratio—Based on the number of phones at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Total Radios Ratio—Based on the number of radios at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Total Computers Ratio—Based on the number of computers at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

        Total Software Application's Users Ratio—Based on the number of users of a specific software application at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

29b

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

For the Period Ended December 31, 2004

        The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2004:

        In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Xcel Energy Services Inc. (XES) submits the following information on the billing of interest on borrowed funds to associated companies for the year 2004:

  A.
  Amount of interest billed to associate companies is contained on page 16, Analysis of Billing.

  B.
  Amount of interest XES pays Xcel Energy Inc. is based on Xcel Energy's weighted cost of debt adjusted for their commitment (facilities) fees. Interest is billed to associate companies based on each company's Accounts Receivable balance weighted with other significant Service Company assets in which the benefits can be directly assigned to specific companies. Companies with outstanding Accounts Receivable balances greater than 30 days and more than $1,000 are charged a 1% penalty on the outstanding balance in addition to their monthly interest expense. The penalty amounts reduce the monthly interest amount allocated based on total Accounts Receivable balances.

SIGNATURE CLAUSE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Xcel Energy Services Inc. (Name of Reporting Company)
By: /s/ TERESA S. MADDEN (Signature of Signing Officer)
Teresa S. Madden, Vice President and Controller (Printed Name and Title of Signing Officer)

Date: April 29, 2005

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INSTRUCTIONS FOR USE OF FORM U-13-60
LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
SCHEDULE I—COMPARATIVE BALANCE SHEET (thousands of dollars)
SCHEDULE II—SERVICE COMPANY PROPERTY (thousands of dollars)
SCHEDULE III—ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY (thousands of dollars)
SCHEDULE IV—INVESTMENTS (thousands of dollars)
SCHEDULE V—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (thousands of dollars)
SCHEDULE VI—FUEL STOCK EXPENSES UNDISTRIBUTED (thousands of dollars)
SCHEDULE VII—STORES EXPENSE UNDISTRIBUTED
SCHEDULE VIII—MISCELLANEOUS CURRENT AND ACCRUED ASSETS (thousands of dollars)
SCHEDULE IX—MISCELLANEOUS DEFERRED DEBITS (thousands of dollars)
SCHEDULE X—RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES (thousands of dollars)
SCHEDULE XI—PROPRIETARY CAPITAL (thousands of dollars, except per share data)
SCHEDULE XIII—CURRENT AND ACCRUED LIABILITIES (thousands of dollars)
Schedule XIV—NOTES TO FINANCIAL STATEMENTS
SCHEDULE XV—COMPARATIVE STATEMENT OF INCOME (thousands of dollars)
ANALYSIS OF BILLING
ASSOCIATE COMPANIES—ACCOUNT 457 (thousands of dollars)
ANALYSIS OF BILLING
NONASSOCIATE COMPANIES—ACCOUNT 458 (thousands of dollars)
SCHEDULE XVI—ANALYSIS OF CHARGES FOR SERVICE—ASSOCIATE AND NONASSOCIATE COMPANIES (thousands of dollars)
SCHEDULE XVII—SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION (thousands of dollars)
SCHEDULE XVII—SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION (thousands of dollars)
SCHEDULE XVII—SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION (thousands of dollars)
SCHEDULE XVII—SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION (thousands of dollars)
SCHEDULE XVII—SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION (thousands of dollars)
SCHEDULE XVII—SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION (thousands of dollars)
DEPARTMENTAL ANALYSIS OF SALARIES—ACCOUNT 920 (thousands of dollars)
OUTSIDE SERVICES EMPLOYED—ACCOUNT 923 (thousands of dollars)
EMPLOYEE PENSION AND BENEFITS—ACCOUNT 926 (thousands of dollars)
GENERAL ADVERTISING EXPENSE—ACCOUNT 930.1 (thousands of dollars)
MISCELLANEOUS GENERAL EXPENSES—ACCOUNT 930.2 (thousands of dollars)
RENTS—ACCOUNT 931 (thousands of dollars)
TAXES OTHER THAN INCOME TAXES—ACCOUNT 408 (thousands of dollars)
DONATIONS—ACCOUNT 426.1 (thousands of dollars)
OTHER DEDUCTIONS—ACCOUNT 426.4 and 426.5 (thousands of dollars)
SCHEDULE XVIII—NOTES TO STATEMENT OF INCOME
ORGANIZATION CHART (SUMMARY LEVEL)
METHODS OF ALLOCATION
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED For the Period Ended December 31, 2004
SIGNATURE CLAUSE